UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-35135

Sequans Communications S.A.

(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle

92700 Colombes, France

Telephone: +33 1 70 72 16 00

(Address of Principal Executive Office)

19 Le Parvis

92073 Paris-La Défense, France

(Former Address of Principal Executive Office, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes   ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXPLANATORY NOTE

On or about May 27, 2014, Sequans Communications S.A. (the “Company”) mailed materials to holders of record at the close of business on May 19, 2014 of ordinary shares and American Depositary Shares (“ADSs”), each representing one ordinary share, of the Company in connection with an ordinary general meeting and extraordinary meeting of shareholders to be held at the Company’s headquarters in Paris, France on June 26, 2014. Copies of materials relating to the Company’s ordinary general meeting and extraordinary meeting of shareholders are also available on the Company’s website at http://www.sequans.com/investors/corporate-governance or by contacting the Company’s investor relations department by telephone at +33 1 70 72 16 07 or by e-mail at ir@sequans.com.

The Company’s board of directors (the “Board of Directors”) has convened an ordinary and extraordinary general shareholders’ meeting, in accordance with the provisions of French law and of our Company’s Articles of Incorporation and Bylaws, for the purpose of requesting a vote on the following agenda items, as further detailed below and in the attached “Resolutions Submitted to the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 26, 2014”:

Ordinary Matters

1.	Approval of the statutory financial statements for the year ended December 31, 2013

2.	Approval of the consolidated accounts for the year ended December 31, 2013

3.	Agreements within the scope of Article L. 225-38 of the French Commercial Code

4.	Appropriation of net loss for the year ended December 31, 2013

5.	Approval of the compensation plan for non-executive directors

6.	Appointment of Mr. Yves Maître as director

7.	Appointment of Mr. Hubert de Pesquidoux as director

8.	Renewal of appointment of Ernst & Young Audit as statutory auditor

9.	Ratification of change of headquarters address

Extraordinary Matters

10.	Subject to the condition precedent that the appointment of Mssrs. Yves Maître and Hubert de Pesquidoux is approved, issuance of 85,000 stock subscription warrants; establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of preemptive subscription rights in favor of Mr. Alok Sharma, Mr. James Patterson, Mr. Zvi Slonimsky, Mr. Hubert de Pesquidoux, Mr. Dominique Pitteloud, Mr. Gilles Delfassy and Mr. Yves Maître; powers to be granted to the Board of Directors

11.	Authorization given to the Board of Directors to grant stock subscription options, and renunciation of shareholders’ preemptive subscription rights in favor of the beneficiaries of such options; conditions attached to such authorization; powers to be granted to the Board of Directors

12.	Authorization granted to the Board of Directors to issue stock subscription warrants (“stock warrants”), and revocation of shareholders’ preemptive subscription rights in favor of the holders of such warrants; conditions attached to such authorization; powers to be granted to the Board of Directors

13.	Setting an overall ceiling of 1,350,000 for issues of stock subscription options and stock subscription warrants (“stock warrants”)

14.	Authority delegated to the Board of Directors to carry out a capital increase up to a maximum nominal amount of €300,000 by issuing shares and/or securities that confer rights to the Company’s equity and/or to securities that confer the right to an allotment of debt securities, reserved to a specific class of persons and revocation of preemptive subscription rights in favor of such class

15.	Authority to be delegated to the Board of Directors to decide to increase stated capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees

16.	Powers and formalities required for the meeting to be official

The Board of Directors recommends that you vote “FOR” proposals 1-14 and 16 and “AGAINST” proposal 15 reflected in the agenda items listed above.

Whether or not you plan to attend the ordinary general meeting and extraordinary meeting of shareholders in person, we urge you to vote your shares by phone, via the internet or by signing, dating and returning the proxy card at your earliest convenience. Please see the proxy card for specific instructions on how to vote. If you sign and return the proxy card, your shares will be voted:

•	in favor of the resolutions corresponding to proposals 1-14 and 16, whether or not you specifically indicate a “FOR” vote, unless you abstain or vote against a specific resolution; and

•	against the resolution corresponding to proposal 15, whether or not you specifically indicate an “AGAINST” vote, unless you abstain or vote for such resolutions.

Proxies are revocable, and any shareholder may withdraw his or her proxy by providing the Company with written notice or signing and returning a proxy card with a later date, in each case prior to the deadline set forth on the proxy card.

French law classifies resolutions as either ordinary or extraordinary, depending on the subject. For resolutions submitted to an ordinary meeting, the quorum required for a valid meeting is 20% of outstanding shares (voting rights) and resolutions pass by a simple majority of shares present or represented. For resolutions submitted to an extraordinary meeting, the quorum required for a valid meeting is 25% of outstanding shares (voting rights) and resolutions pass by a two-thirds majority of shares present or represented.

The resolutions corresponding to the agenda items listed above are set forth in the full “Resolutions Submitted to the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 26, 2014” which is available on the Company’s website: http://www.sequans.com/investors/corporate-governance. The following is a summary of those resolutions.

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Ordinary Matters

PROPOSALS 1 & 2:	APPROVAL OF THE STATUTORY AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013

The Board of Directors proposes that the shareholders approve the statutory and the consolidated financial statements of Sequans Communications S.A. The statutory financial statements reflect the financials of the parent company only in accordance with generally accepted accounting principles in France. The consolidated financial statements are the same as those included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 31, 2014.

The Board of Directors requests that shareholders approve these proposals.

PROPOSAL 3:	APPROVAL OF THE REPORT ON RELATED PARTY AGREEMENTS

The Board of Directors proposes that shareholders approve related party transactions in force at any time in 2013. These related party transactions, concerning the employment agreement with Georges Karam, Chairman and CEO, a pre-IPO consulting agreement with Zvi Slonimsky, director, and a consulting agreement with Gilles Delfassy, director, put in place prior to his election as director, are disclosed in the Company’s annual report on Form 20-F.

The Board of Directors requests that shareholders approve this proposal.

PROPOSAL 4:	APPROPRIATION OF NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2013

The Board of Directors proposes that shareholders approve the allocation of net loss to negative retained earnings for the year ended December 31, 2013.

The Board of Directors requests that shareholders approve this proposal.

PROPOSAL 5:	APPROVAL OF THE COMPENSATION PLAN FOR NON-EXECUTIVE DIRECTORS

The Board of Directors proposes that each non-executive director’s cash compensation for the coming year remain unchanged from last year:

• Basic directors’ fees	US$	20,000 per year,
per director
• Special directors’ fees paid in consideration for a director’s membership in committees

• Member of the Audit Committee	US$	6,000 per year
• Chair	US$	12,000 per year
• Member of the Compensation Committee	US$	4,500 per year
• Chair	US$	9,000 per year
• Member of the Nominating and Corporate Governance Committee	US$	2,500 per year
• Chair	US$	5,000 per year

No director may be a member of more than two committees or chair more than one committee.

The Board of Directors requests that shareholders approve this proposal.

PROPOSALS 6-7:	PROPOSALS TO APPOINT AS DIRECTORS MR. HUBERT DE PESQUIDOUX AND MR. YVES MAITRE

The Board of Directors proposes to appoint an additional non-executive director: Mr. Yves Maître. Mr. Maître is currently Executive Vice President of Connected Objects and Partnerships for the telecommunications operator Orange S.A.

Furthermore, the Company’s charter provides that the Board of Directors shall be divided into three classes with each class elected for a three year term. The New York Stock Exchange (the “NYSE”) rules require that if directors’ terms are staggered so that only a portion of the board is renewed each year, then the classes should be approximately equal in size. Currently the Company has three directors with terms expiring at the 2015 annual shareholder meeting, four directors with terms expiring at the 2016 annual shareholder meeting and no directors with terms expiring at the 2017 annual shareholder meeting. In order to achieve the objective of a staggered board with each class of approximately equal size, Mr. Hubert de Pesquidoux, whose three-year term as director expires in 2016, has agreed to resign from the Board of Directors effective June 26, 2014, and to stand for re-election. Therefore, the Board of Directors proposes to appoint Mr. de Pesquidoux to a new term as non-executive director.

If elected, Messrs. Maître and de Pesquidoux will each be appointed for a term of three years, which will expire at the conclusion of the ordinary general shareholders’ meeting that will be held in 2017. If both of these proposals are approved by the shareholders, the Board of Directors will have three directors’ terms expiring in 2015, three directors’ terms expiring in 2016 and two directors’ terms expiring in 2017.

Messrs. Maître and de Pesquidoux have already given notice that they would accept such positions.

The Board of Directors requests that shareholders approve these proposals.

PROPOSAL 8:	PROPOSAL TO RENEW ERNST & YOUNG AUDIT AS STATUTORY AUDITOR

The Board of Directors points out that the six-year term of the statutory auditor Ernst & Young Audit expires with the annual shareholder meeting of 2014. Therefore, the Board of Directors proposes to reappoint Ernst & Young Audit as statutory auditor in France until the annual shareholder meeting of 2020, which will approve the financial statements for the year ending December 31, 2019.

The Board of Directors requests that shareholders approve this proposal.

PROPOSAL 9:	PROPOSAL TO RATIFY THE DECISION TO CHANGE THE COMPANY’S HEADQUARTERS ADDRESS

The Board of Directors points out that, with the nine-year lease of the current headquarters office expiring in May 2014, the Company decided to move to a new location in the Paris metropolitan area. The Board of Directors has approved the consequent change of the Company’s official headquarters address to: Les Portes de la Défense, 15-55 boulevard Charles de Gaulle, 92700 Colombes, France. The Board of Directors proposes that this decision be ratified by the shareholders.

The Board of Directors requests that shareholders approve this proposal.

Extraordinary Matters

PROPOSAL 10:	SUBJECT TO THE CONDITION PRECEDENT THAT THE APPOINTMENT OF MSSRS. YVES MAÎTRE AND HUBERT DE PESQUIDOUX AS DIRECTORS IS APPROVED, ISSUANCE OF A TOTAL NUMBER OF 85,000 STOCK SUBSCRIPTION WARRANTS; ESTABLISHING THE CONDITIONS FOR EXERCISING THE STOCK WARRANTS AND ADOPTION OF AN ISSUANCE AGREEMENT; REVOCATION OF THE PREEMPTIVE RIGHT TO SUBSCRIBE FOR THESE WARRANTS IN FAVOR OF NON-EXECUTIVE DIRECTORS

Subject to the condition precedent that the appointment of Mssrs. Yves Maître and Hubert de Pesquidoux is approved, the Board of Directors proposes issuing 10,000 stock warrants to each of the existing non-executive directors and 25,000 to the new non-executive director (i.e., a total of 85,000 stock warrants):

Beneficiaries	Stock Warrants	Total Subscription Price
Mr. Alok Sharma	10,000 stock warrants	€200
Mr. James Patterson	10,000 stock warrants	€200
Mr. Zvi Slonimsky	10,000 stock warrants	€200
Mr. Dominique Pitteloud	10,000 stock warrants	€200
Mr. Hubert de Pesquidoux	10,000 stock warrants	€200
Mr. Gilles Delfassy	10,000 stock warrants	€200
Mr. Yves Maître	25,000 stock warrants	€500
Total	85,000 stock warrants	€1,700

The subscription price for each stock warrant will be set at €0.01 and will confer the right to purchase one new ordinary share with a par value of €0.02 for a period of ten (10) years, with an exercise price equal to the closing price of the Company’s ADSs on the NYSE on the issue date.

Provided each non-executive director still holds the office of director on each anniversary date, one-third of the stock warrants for which he subscribes may be exercised each year as follows: (i) one-third on the date of the first anniversary of the date they are granted by the ordinary and extraordinary general shareholders’ meeting; (ii) two-thirds on the date of the second anniversary; and (iii) without restriction from the date of the third anniversary.

Under French law, stock options may only be issued to employees. The legal form of instrument which may be issued to members of the Board of Directors or other non-employees is a warrant. Warrants may not be granted free of charge, but must be purchased at issuance at a set subscription price.

The Board of Directors requests that shareholders approve these proposals.

PROPOSALS 11-13:	AUTHORIZATIONS TO BE GRANTED TO THE BOARD OF DIRECTORS TO ISSUE STOCK OPTIONS AND STOCK SUBSCRIPTION WARRANTS

The Board of Directors proposes that this general shareholders’ meeting authorize the renewal of the systems for granting stock options to the Company’s employees and/or senior corporate officers, as well as the employees of the Company’s subsidiaries, and stock subscription warrants to non-employee external partners.

The issuances of stock options and stock subscription warrants will be subject to an overall ceiling of 1,350,000 new shares with a par value of €0.02.

Each stock option will be granted free of charge and will entitle the beneficiary thereof to acquire one new ordinary share with a par value of €0.02 for a period of ten (10) years at a fixed exercise price, provided the beneficiary complies with the requirements for time spent with the Company. The exercise price will be equal to the closing price of the Company’s ADSs on the NYSE on the date the stock options are granted by the Board of Directors.

Stock subscription warrants may be granted to the Company’s non-employee external partners (independent consultants, etc.) who contribute to the Company’s expansion and success, and must be subscribed by the beneficiary at a price of €0.01 per warrant at the time of grant. The stock subscription warrant then entitles the beneficiary thereof to acquire one new ordinary share with a par value of €0.02 for a period of ten (10) years at a fixed exercise price. The exercise price will be equal to the closing price of the Company’s ADSs on the NYSE on the date the stock subscriptions warrants are granted by the Board of Directors.

The authorization to the Board of Directors to grant stock options, restricted shares and stock subscription warrants will terminate eighteen (18) months after of the date of the authorization granted by this general shareholders’ meeting.

The Board of Directors requests that shareholders approve these proposals.

PROPOSAL 14:	DELEGATION OF AUTHORITY GRANTED TO THE BOARD OF DIRECTORS TO CARRY OUT ONE OR MORE CAPITAL INCREASES FOR A MAXIMUM NOMINAL AMOUNT OF €300,000 BY ISSUING ORDINARY SHARES AND/OR SECURITIES THAT CONFER EQUITY RIGHTS AND/OR SECURITIES THAT CONFER THE RIGHT TO AN ALLOTMENT OF CONVERTIBLE DEBT SECURITIES

The Board of Directors proposes that it be granted a delegation of authority to increase capital of the Company up to a maximum limit equivalent to 15,000,000 shares in order to be able to effect one or more transactions such as acquisitions, asset purchases or financing. Pursuant to this delegation of authority, the duration of which would be set at eighteen (18) months, the maximum allowed by French law, the Board of Directors would be authorized to decide to increase the Company’s capital, on one or more occasions, at opportune times, by issuing ordinary shares or securities that confer equity rights or securities that confer the right to an allotment of equity rights.

The maximum nominal amount of capital increases that may be carried out pursuant to this delegation of authority would be €300,000 (or the equivalent of this amount in any other currency that is legal tender), and the maximum nominal amount of convertible debt that may be issued would be set at €35,000,000 (or the equivalent thereof in any foreign currency).

The issue prices of the securities that may be issued pursuant to this delegation of authority will be set in accordance with market practices such as, for example, by reference to the price quoted on the NYSE.

The Board of Directors requests that shareholders approve this proposal.

PROPOSAL 15:	AUTHORITY TO BE DELEGATED TO THE BOARD OF DIRECTORS TO DECIDE TO INCREASE STATED CAPITAL BY ISSUING SHARES RESERVED FOR EMPLOYEES, AND REVOCATION OF PREEMPTIVE SUBSCRIPTION RIGHTS IN FAVOR OF SUCH EMPLOYEES

Article L. 225-129-6 of the French Commercial Code provides:

“At the time of any decision to increase stated capital in consideration for cash contributions, except if the capital increase results from a prior issue of securities that confer equity rights, an extraordinary general meeting shall vote on a draft resolution proposing a capital increase carried out in accordance with the requirements of Articles L. 3332-18 to L. 3332-24 of the French Labor Code.”

Consequently, and in order to comply with these legal provisions, the Board of Directors notes that, as a result of the capital authorization proposals described above being submitted to an extraordinary general shareholders’ meeting, the Board of Directors is required to submit to said general shareholders’ meeting a proposal to carry out a capital increase for cash reserved to the Company’s employees, even though the Board of Directors is already proposing stock option and restricted share plans for the benefit of the Company’s employees.

The Board of Directors therefore proposes that the general shareholders’ meeting delegate to the Board of Directors its authority to decide to increase stated capital, on one or more occasions, up to a maximum of 3% of stated capital on the date of the Board of Directors’ decision, by issuing shares or securities that confer equity rights, reserved to members of one or more employee savings plans (or any other membership plan for which applicable statutory and regulatory provisions permit reserving a capital increase under equivalent conditions) that may be set up within all or some of the French and foreign companies within the Company’s consolidation scope or combination of accounts, with the right to subdelegate such authority in accordance with legal requirements.

The duration of this delegation of authority would be set at eighteen (18) months.

The issue price of the new shares or securities that confer equity rights would be determined in accordance with applicable statutory and regulatory requirements.

The Board of Directors is not in favor of the adoption of this proposal since other proposals already provide mechanisms for employee share ownership. The Board of Directors requests that shareholders DO NOT approve this proposal.

PROPOSAL 16:	POWERS AND FORMALITIES

The Board of Directors proposes that the general shareholders’ meeting grant full powers to the bearer of the original, an excerpt or a copy of the minutes from such meeting for the purpose of performing all publication, filing and other formalities.

The Board of Directors requests that shareholders approve this proposal.

The following exhibits are attached hereto and incorporated by reference herein:

Exhibit	Description

99.1	Resolutions submitted to the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 26, 2014

99.2	Proxy card for use in connection with the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 26, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)

Date: May 27, 2014	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Resolutions submitted to the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 26, 2014

99.2	Proxy card for use in connection with the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 26, 2014